RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “company”)

CHANGE OF AUDITORS

London, United Kingdom, 29 March 2007  –  Randgold Resources Limited (LSE: RRS) (NASDAQ: GOLD) announces that after a formal selection process and based upon the audit committee’s recommendation the board has decided to appoint BDO Stoy Hayward LLP (“BDO”) as the company’s independent auditors for the year ending 31 December 2007.  PricewaterhouseCoopers LLP (“PWC”), who have acted as the company’s auditors since it listed on the London Stock Exchange in 1997, will complete the audit of the company’s 31 December 2006 year end, including the Annual Report on Form 20-F to be filed with the US Securities and Exchange Commission and Managements’ Report on Internal Controls in terms of Section 404 of the Sarbanes Oxley Act.

Randgold Resources enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 788 071 1386	+44 791 709 8939	+27 11 728 4701
+44 779 775 2288		Fax : +27 11 728 2547
Cell : +27 83 266 5847
Email: randgoldresources@dpapr.com

Website: http://www.randgoldresources.com

DISCLAIMER:  Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM.  Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life.  For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 29 June 2006.  Randgold Resources assumes no obligation to update information in this release.  Cautionary note to US investors:  the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves.  We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’.  Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.